Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2015 Fourth Quarter and Year-End Sales and Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 23, 2015--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine fourth fiscal quarter 2015 (November through January) production and sales results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Ekati Diamond Mine Production (100% basis)

For the three months ended Jan 31, 2015					For the three months ended Jan 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	108	25	0.24	565	157	0.28
Koala(2)	221	233	1.06	145	135	0.93
Koala North	37	22	0.59	99	76	0.76
Misery Satellites(3)	255	328	1.29	72	93	1.29
Coarse Ore Rejects(“COR”)(4)	346	213	0.61	37	22	0.60
Total(5)	967	821	0.85	918	482	0.53
For the twelve months ended Jan 31, 2015					For the period from April 10, 2013, (date of acquisition) to Jan 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
Fox(1)	1,597	529	0.33	2,320	700	0.30
Koala(2)	887	1,065	1.20	437	384	0.88
Koala North	236	195	0.83	274	206	0.75
Misery Satellites(3)	707	910	1.29	250	337	1.35
COR(4)	704	459	0.65	79	29	0.37
Total(5)	4,131	3,158	0.76	3,360	1,655	0.49

(1) At the beginning of fiscal 2015, the full year mine plan for the Fox pipe envisaged the processing of 1.7 million tonnes of mineral reserve producing 0.36 million carats at an average grade of 0.21 carats per tonne for fiscal 2015.

(2) At the beginning of fiscal 2015, the full year mine plan for the Koala pipe envisaged the processing of 0.87 million tonnes of mineral reserve producing 0.51 million carats at an average grade of 0.59 carats per tonne for fiscal 2015.

(3) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 13,000 tonnes of Northeast material was processed in the fourth fiscal quarter, and approximately 127,000 tonnes of this material was processed year-to-date for fiscal 2015 at an average grade of 0.83 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.

(4) This material is not included in the reserves or resources and is therefore incremental production.

(5) Figures may not add up due to rounding.

Ekati Mining Update
Waste stripping at the Misery pipe continued to progress as planned, while the satellite zones (including Misery South and Southwest) continued to contribute additional kimberlite material. Stripping and mining of COR was significantly ahead of plan for both the quarter and the fiscal year, whereas waste stripping at the Pigeon pipe was negatively affected by equipment availability during the quarter, though this is unlikely to change the expected date of the commencement of mining.

Underground production at both Koala and Koala North was 20% lower than planned during the fourth quarter due to a conveyor belt failure in mid-December which required ore to be trucked to surface rather than conveyed. Repairs to return the system to full operation were successfully completed in January. This resulted in a year-to-date shortfall of less than 4% in terms of tonnage extracted from Koala and Koala North, as the decline in the fourth quarter was moderated by the strong performance in the first three quarters of the fiscal year.

Ekati Processing Update
The fourth quarter saw a continued good performance in terms of grade and recovery, which were both higher than planned. The Company estimates that process plant improvements implemented over the last 16 months have increased the recovered grade by approximately 15% during the 2015 fiscal year. With the benefit of multiple sources of kimberlite material, the shortfall associated with lower than expected underground tonnage from Koala Underground and Koala North during the quarter was made up by processing additional COR and Misery satellite material, while repairs to the conveyor were carried out. During the quarter, the commissioning of the re-crush circuit was also completed. Further work is expected to be carried out over the course of the coming months to continue optimizing plant recovery. The Company intends to incorporate the higher recovery rates into an updated reserve and resource statement.

Diavik Diamond Mine Production (40% basis)
The Diavik Diamond Mine continued to deliver a good performance for the fourth consecutive quarter of fiscal 2015.

For the three months ended Jan 31, 2015				For the three months ended Jan 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	57	181	3.17	42	186	4.43
A-154 North	83	155	1.87	91	193	2.12
A-418	71	279	3.93	99	430	4.34
COR	--	13	--	3	63	--
Total(b)	211	628	2.91(a)	235	872	3.49 (a)
For the twelve months ended Jan 31, 2015				For the twelve months ended Jan 31, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	216	773	3.58	217	925	4.26
A-154 North	348	721	2.07	307	643	2.09
A-418	336	1,267	3.77	332	1,177	3.5
COR	2	61	--	7	171	--
Total(b)	902	2,822	3.07 (a)	863	2,916	3.21(a)

(a) Grade has been adjusted to exclude COR. COR is not included in the reserves and is therefore incremental production.
(b) Figures may not add up due to rounding.

Diavik Mining Update
Through the quarter mining activities from the 3 pipes progressed well with tonnage mined slightly ahead of plan by 5% for the quarter. Improvements to equipment availability and utilization and favorable conditions were the main contributors to the better than planned results. On a year-to-date basis, this resulted in 10% higher tonnage compared to plan.

Diavik Processing Update
Processing volumes in the fourth quarter of fiscal 2015 were 10% lower than the same quarter of the prior year due to the improved processing rates in prior quarters fully exhausting the stockpiled ore by the third fiscal quarter. This resulted in only run of mine ore being processed in the fourth quarter.

Carats recovered in the fourth fiscal quarter were 28% lower than the comparable quarter of the prior year as a result of lower realized grades in all three ore bodies and a lower proportion of the high grade A-418 ore being processed in the fourth quarter of fiscal 2015 than in the comparable quarter of fiscal 2014.

Ekati and Diavik Rough Diamond Sales
The Company recorded total fourth quarter sales of $240.6 million ($233.2 million in Q4 fiscal 2014).

Q4 FY 2015 Summary Sales in millions of US dollars	Three months ended Jan 31, 2015	Twelve months ended Jan 31, 2015
Ekati Rough (100% basis)	159.1	564.1
Diavik Rough (40% basis)	81.5	351.6
Total Sales(1)	240.6	915.7
Carats Sold (000s)
Ekati Rough (100% basis)	897	2,167
Diavik Rough (40% basis)	778	3,014
Total Carats Sold (a) (1)	[1]1,675	5,181

(a) Figures may not add up due to rounding.

(1) Excluded from the Ekati sales recorded in the fourth quarter were carats produced and sold from the processing of material from the Misery Satellite pipes and the Misery Northeast pipe produced during the pre-commercial production period. During the fourth quarter, the Company sold an estimated 0.15 million carats of production from these pipes for estimated proceeds of $11.5 million for an average price per carat of $75, which includes the recovery of small diamonds.

For the twelve months ended January 31, 2015, the Company sold an estimated 0.54 million carats of production from the Misery Satellite pipes for estimated proceeds of $42.5 million for an average price per carat of $78, which includes the incremental diamond recovery from processing improvements.

The Misery Satellite pipes commenced commercial production (for accounting purposes) on September 1, 2014. Misery Northeast is expected to remain in pre-commercial production until the commercial production phase of the Misery Main pipe commences in fiscal 2017.

Inventories
Despite good Christmas sales in the important U.S market, weakness in rough and polished prices towards the end of fiscal 2015, primarily caused by a tightening of available bank financing to the cutting and polishing industry, has resulted in lower rough diamond sales than the Company had previously expected during the period. The medium-term supply and demand fundamentals for diamonds remain positive.

Three rough diamond sales (in November, December and January) were held during the quarter which has resulted in a decrease in the diamonds held in inventory at the end of the period. The Company plans to hold two rough diamond sales in the first fiscal quarter of 2016.

At January 31, 2015, the Company had rough diamond inventory with an estimated market value of approximately $270 million. ($165 million work in progress, $20 million samples and $85 million of rough diamonds available for sale.)

Pricing
Based on the average prices per carat achieved by the Company in the fourth fiscal quarter, the Company has modeled the approximate rough diamond price per carat for each of the Diavik and Ekati kimberlite process plant feed types below.

Diamond Prices January 2015 Average Price per Carat (in US dollars)
Diavik Ore Type		Ekati Ore Type(1)
A-154 South	$135	Koala	$365
A-154 North	$180	Koala North	$410
A-418	$95	Fox	$290
Coarse Ore Rejects	$45	Misery Satellite Pipes	$85
		Coarse Ore Rejects	$60 – 115
		Recovered Small Diamonds	$65 – 95

(1) The Ekati prices do not reflect the increased recovery of small diamonds from the improvements in processing so as to be consistent with the Company's current reserve estimates. The rough diamond price of the additional recovered small diamonds at Ekati is estimated at between $65 and $95 per carat.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s fourth quarter and year-end sales results disclosed in this news release are preliminary and reflect expected fourth quarter and year-end sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s annual financial statements. The Company will provide additional financial information and related discussion and analysis about its fourth quarter and year-end financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Ekati Diamond Mine and the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca